Exhibit 19.1

Guidelines for Trading in Company Securities

(As adopted October 8, 2009)

Updated January 1. 2025

GUIDELINES FOR TRADING IN COMPANY SECURITIES

General

The board of directors of Table Trac, Inc. (the “Company”) has adopted these Guidelines for Trading in Company Securities. These Guidelines apply to our directors, officers, employees and consultants and address the policies regarding trading of the Company’s securities as well as the securities of publicly traded companies with whom we have a business relationship.

As a public reporting company under the laws of the United States, United States federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about such company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons may be liable if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that our directors, officers, employees and consultants understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. These Guidelines are designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy. We encourage you to read the attached Guidelines carefully so that you understand and are able to comply with them. Should you have any questions regarding this policy, or if you wish to trade in the Company’s securities, please contact the Company’s Chief Financial Officer who will serve as the compliance officer referred to in this policy.

Scope of Policy

Persons Covered. As a director, officer, employee, or consultant of the Company or its subsidiaries, this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family member s who do not live in your household but whose transaction in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure that the purchase or sale of any security covered by this policy by any such person complies with this policy.

Companies Covered. The prohibition on insider trading in this policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). Nevertheless, the following trading activities are not included within the scope of this policy: (i) the exercise of a stock option; (ii) purchases of Company stock in any employee stock purchase plan resulting from your periodic payroll contributions to the plan under an election made by you at the time of enrollment in the plan; (iii) purchases of Company stock in any 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election ; or (iv) purchases of Company stock under any Company dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities.

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company. The existence of a personal financial emergency does not excuse you from compliance with this policy.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

Pre-Clearance Procedures. Company directors and officers, and certain employees and consultants, together with their family members and other members of their household, may not engage in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Company’s compliance officer. If you are an employee or consultant, you will not be subject to the pre-clearance procedures unless you are notified differently in writing. A request for pre-clearance should be submitted to the compliance officer at least two business days in advance of the proposed transaction. The compliance officer is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. The compliance officer himself or herself may not trade in Company securities unless such transaction is pre-cleared by another corporate officer (such as the Chief Executive Officer, in the case where the compliance officer is the Chief Financial Officer), the board of directors or the Company’s legal counsel.

Exception for Approved 10b5-1Plans. Trades by covered persons in the Company’s securities that are executed pursuant to a 10b5-1 plan approved by the Company’s compliance officer are not subject to the prohibition on trading on the basis of material nonpublic information contained in this policy or to the restrictions set forth above relating to pre-clearance procedures.

Additional Guidance. The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of insider trading laws.

Definition of Material Nonpublic Information

Note that inside information has two important elements— materiality and public availability.

Material Information. Information that is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether or not to buy, hold, or sell and security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	Projections of future earnings or losses or other earnings guidance
●	Earnings that are inconsistent with the consensus expectations of the investment community
●	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets
●	A change or pending change in management
●	Major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities
●	Severe financial liquidity problems
●	Actual or threatened major litigation, or the resolution of such litigation, and
●	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status once a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second full trading day after it is released.

Post-Termination Transactions

This policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary. Specifically, if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this policy will cease to apply to your transactions in Company securities upon your termination of employment or services.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to a significant risk of investigation and litigation.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. All trades must be preapproved by the Company’s Chief Financial Officer. If you violate this policy, the Company may take disciplinary action, including dismissal for cause.

Blackout periods

A blackout period in financial markets is a period of time when all employees and directors are prohibited from buying or selling shares in their company. The company will be following the following blackout schedule:

-	Two days before each quarter/year end ending
-	One day after one full day after we have released our earnings to the SEC.

Penalties for Noncompliance

Potential civil and criminal penalties for insider trading violations include:

1.	Imprisonment for up to 20 years.
2.	Criminal fines of up to $5 million
3.	Civil fines of up to three times the profit gained or loss avoided.

If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. These civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading. Finally, failure to comply with this policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this policy results in a violation of law.

I, the undersigned, hereby acknowledge that I have received a copy of the foregoing Guidelines for Trading in Company Securities of Table Trac, Inc., that I understand the contents of such Policy, that I am now in compliance with such Policy, and agree to follow the guidelines set forth in such Policy.

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